CONFIDENTIAL TREATMENT REQUESTED BY THE OLB GROUP, INC. PURSUANT TO 17 C.F.R. §200.83

The OLB Group, Inc.
200 Park Avenue, Suite 1700
New York, NY 10166

June 16, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathleen Collins, Accounting Branch Chief

Re:	The OLB Group, Inc.
Amendment No. 7 to Registration Statement on Form S-1
Filed June 8, 2020
File No. 333-232368

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND PROVIDED TO THE DIVISION OF CORPORATION FINANCE. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

Dear Ms. Collins,

The OLB Group, Inc. (the “Company” or “we”) hereby transmits this supplemental response letter to its response letter dated June 12, 2020 that was responsive to the comment letter (the “June Comment Letter”) received from the staff (the “Staff” ) of the U.S. Securities and Exchange Commission (the “Commission” ), dated June 10, 2020, regarding Amendment No. 7 to the Registration Statement on Form S-1 (the “Registration Statement”) filed on June 8, 2020. The purposes of this supplemental response letter is to provide additional information pertaining to Comment 3 from the June Comment Letter.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s supplemental response.

Notes to the Consolidated Financial Statements

Note 3. Liquidity and Capital Resources, page F-17

[***] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission

June 16, 2020

3.	Your state here that you believe you will be able to fund future liquidity and capital requirements through cash flows generated from your operating activities alone for a period of twelve months. However, your disclosure on page 59 indicates that you will need other capital sources, such as funding from one of your significant shareholders, in addition to the cash flows generated from your operating activities to fund your future liquidity and capital requirements. Please revise your disclosures here and on page F-39 to resolve this inconsistency, or explain further the basis for your conclusion.

The Company believes it will be able to fund future liquidity and capital requirements through cash flow generated from its operating activities for a period of at least twelve months from the date of the prospectus. The Company’s assessment is based on a cash flow forecast analysis attached as Annex A hereto considering its historical and anticipated revenues, expenses and debt payment obligations during such period. The Company reduced its expenses during 2019 and it is not anticipated that the Company will increase its non-transaction related expenses for the next twelve months. Further, our cash flow analysis included the Company’s projections with respect to the anticipated impact of the COVID-19 pandemic in the United States and the related disruptions for the Company’s customers and merchants. A decline in the number of transactions will result in a decline in revenue and a proportional decline in expenses. Therefore, the cash flow forecast anticipated that, even with the impact of the COVID-19 pandemic, that the Company would have cash from operations to pay its expenses without the need to obtain additional capital or rely upon funding from our significant shareholders.

In the event that the response to the COVID-19 pandemic results in a greater than anticipated reduction in processing transaction volume, the Company can further reduce or defer expenses. More specifically, the Company could (a) implement certain discretionary cost reduction initiatives relating to our spend on employee travel and entertainment, consulting costs and marketing expenses, (b) negotiate deferred salary arrangements with Mr. Yakov or other employees, (c) furlough employees or reduce headcount, (d) negotiate extensions of payments of rent and utilities, or (e) enter in or to additional short term loans with Mr. Yakov whereby certain of our expenses as they come due continue to be paid by him and not immediately reimbursed as a normal business expense.

At March 31, 2020, our cash was $434,533. During the period from January 1, 2020 to March 31, 2020 we used $24,361 per month and our quarterly burn rate was $73,013. Subsequent to March 31, 2020, we amended our credit agreement which now requires us to pay $25,000 per month (the “Credit Amendment”) and we acquired certain assets from POSaBIT (the “Asset Purchase”) for $270,000, with the first payment of $125,000 being made on May 22, 2020. We also received a Paycheck Protection Program loan under the CARES Act for $236,231 on May 6, 2020 (the “PPP Loan”). Each of these subsequent events are reflected in our cash flow analysis. Further, we have built into our cash flow analysis certain assumptions on the impact of the COVID-19 pandemic from June 16 through September 2020 (to date, the negative impact of the pandemic has been lower than we had previously forecasted). Other than these changes, we expect our cash usage rate and monthly rate of cash expenditures to remain consistent with the prior quarter. Accordingly, we believe that we have the ability to fund future liquidity and capital requirements through cash flow generated for a period of at least twelve months.

As such, the Company believes it will be able to fund future liquidity and capital requirements through cash flows generated from its operating activities for a period of at least twelve months from the date of this prospectus.

Attached as Annex A is a cash flow forecast reflecting the actual results from January 1, 2020 through June 15, 2020 and anticipated cash flow of the Company through June 30, 2021. Projecting the next twelve months of revenue and expenses, the likely negative impact of the COVID-19 pandemic on our business and the impact of the events subsequent to March 31, 2020, such as the Credit Amendment, the Asset Purchase and the PPP Loan, the Company projects having cash on account during the next twelve months.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Matthew Bernstein, Esq. at mbernstein@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Ronny Yakov
Ronny Yakov Chief Executive Officer

cc:	Matthew Bernstein, Esq.
Ellenoff Grossman & Schole LLP

[***] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 C.F.R. §200.83.

Annex A

[***]

[***] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 C.F.R. §200.83.